June 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Benjamin Richie
Abby Adams

Re:	Odysight.ai Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed June 24, 2024
File No. 333-273285

Ladies and Gentlemen:

On behalf of Odysight.ai Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated April 26, 2024, with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via the EDGAR system pre-effective Amendment No. 5 to the Registration Statement.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 4 to Registration Statement on Form S-1

Risk Factors, page 5

1.	We note your response to prior comment 2 and reissue the comment in part. Given Mr. Arkin is a director and status as a controlling shareholder, please provide your analysis whether Mr. Arkin has an identity of interest with the company such that he cannot register his shares for resale pursuant to Securities Act Rule 415(a)(1)(i). For additional guidance, please refer to Securities Act Rule 415 Compliance & Disclosure Interpretation Question 212.15.

Response: As stated in Compliance and Disclosure Interpretation 212.15, parents and subsidiaries share enough of an identity of interest with an issuer to prevent them from making a truly “secondary” offerings of the issuer’s securities; however, affiliates of issuers are not necessarily treated as being an issuer’s alter ego and, under appropriate circumstances, may make offerings which are deemed to be genuine secondaries. In our case, while Mr. Arkin is an affiliate of the Company, we believe that it is clear he does not share an identity of interest with the Company and any sales by Mr. Arkin pursuant to the Registration Statement would represent a genuine secondary offering, as would sales by the other selling stockholders. We believe that the existing disclosure in the Registration Statement, with the further changes and additions as described below pursuant to the Staff’s comments, should be sufficient to allow the offering to proceed as a secondary offering of common stock.

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

www.herzoglaw.co.il

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In a variety of related contexts, prior Staff interpretive positions have provided that a selling stockholder’s status as a control person, even one beneficially owning a majority of the shares of the registrant, alone is not dispositive of a disguised primary offering on behalf of an issuer. Two of these interpretive positions are summarized below:

●	In Compliance and Disclosure Interpretation, Securities Act Rules, Question 216.14, the Staff acknowledged that an affiliate with a large shareholding may engage in secondary offerings that are not deemed to be by or on behalf of the registrant: “Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.”

●	In Compliance and Disclosure Interpretation, Securities Act Rules, Interpretation 612.12, the Staff took the position that even a single affiliate holding as much as 73% of the equity of an issuer may effect a valid secondary offering if circumstances do not otherwise indicate that the affiliate is acting as an alter ego of the issuer. CDI 612.12 states, in relevant part: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

We believe these interpretative positions support the view that the Company may register a valid secondary offering of its shares on behalf of a controlling stockholder, so long as the facts and circumstances demonstrate that the affiliate is not acting as an underwriter or otherwise as a conduit for the issuer. As described in more detail in the Company’s response letter of April 8, 2024, Mr. Arkin has none of the characteristics typical of an underwriter of securities. He acquired the securities that are subject to the Registration Statement over a period of several years, for investment purposes, a portion from the Company and a portion from other stockholders, with the most recent purchase approximately a year ago, each in a bona fide private placement transaction or private resale in which he made the typical investment and private placement representations to the Company (or to the then existing stockholders, as the case may be). Mr. Arkin is not involved in the business of underwriting securities.

Regarding identity of interest, a clear example of such a relationship involves the transfer of restricted securities, issued by third persons, from a corporation to its sole stockholder parent. The recipient in such a situation has total and complete control over the corporation’s assets. Because the corporation is simply a legal extension of the parent stockholder and because the stockholder has assumed the full economic risk of investment from the moment its corporate alter ego acquired the restricted securities, a transfer from the affiliate corporation to the stockholder causes no change in the allocation of economic risks. Indeed, the Staff has addressed such relationships multiple times in connection with Rule 144(d)(1).1 In that context, Staff has also focused on the difference between one-person and multi-owner corporations with regard to identify of interest. In addition, the identity of interest issue has arisen in previous comment letters to other issuers regarding the applicability of Rule 415(a)(1)(i), where the Staff used such terminology when it commented on a selling stockholder in an offering by its wholly-owned subsidiary and indicated that parents of issuers generally have enough of an identity of interest with the issuer so as not to be able to make genuine secondary offerings of the issuer’s securities under Rule 415(a)(1)(i).2

[1]	Cf. Hellman, Gal Investment Associates, SEC No-Action Letter, 1981 WL 25816, [1981 Transfer Binder] Fed. Sec. L. Rep. (CCH) 76,799 (December 19, 1980); Chart House, Incorporated, SEC No-Action Letter, 1975 WL 10527 (June 30, 1975); Dann Company, SEC No-Action Letter, 1974 WL 9347 (January 10, 1974); and Hydroculture Incorporated, SEC No-Action Letter, 1973 WL 6591 (April 4, 1973).
[2]	For example, see Comment 1 at https://www.sec.gov/Archives/edgar/data/1742924/000000000018022180/filename1.pdf and Comment 6 at https://www.sec.gov/Archives/edgar/data/1533526/000000000011067645/filename1.pdf.

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

www.herzoglaw.co.il

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In each case above, the analysis regarding identity of interest is similar. A stockholder of a wholly-owned company controls the destiny of an entity that, for all practical purposes, is the owner’s alter ego, permitting the stockholder to, for example, effect a transfer of securities from the corporation to itself without having to obtain meaningful consent of any other person. By contrast, a stockholder in a public company with numerous stockholders, while of course viewed as the beneficial owner of his or her proportionate interest in all the securities held by the corporation, frequently has significantly reduced individual control over such company. Before a desired action can be effectuated, such stockholder must await a group decision by the company’s board of directors and, possibly, by its stockholders.

The distinction between a dominant parent and an affiliated stockholder in a multi-owner corporation, together with considerations of the investment intent and economic interests of the stockholder, which reflect on whether an offering of such shares is in pursuit of company or stockholder goals, are crucial in determining the presence of identify of interest or lack thereof, thwarting disguised primary offerings but permitting genuine secondary offerings to proceed.

We believe the following facts and circumstances surrounding Mr. Arkin’s role and holdings in the Company clearly demonstrate that he does not share an identity of interest with the Company, neither exercising the necessary degree of control nor having economic interests are necessarily aligned with those of the Company:

1.	Lack of Meaningful Board Authority: Although a person who is a director of a corporation is presumptively an affiliate, additional considerations relative to that status should be taken into account when considering an identity of interest. For example, a relevant fact is whether a particular director is a member of an especially important board committee, such as the executive or audit committee, or is the chair of the board. Also relevant is the duration of that person’s status as a director and the respect and influence that the person has among other board members. Mr. Arkin is only one member of a board of seven (7) directors, each of whom other than Mr. Arkin is independent under Nasdaq rules. In addition, the Company’s board has staggered terms and Mr. Arkin is not a member of the audit committee or any other important, crucial or authoritative committee of the Company. Mr. Arkin has no other nomination rights to the board, no other directors are affiliated with him and he does not dominate the other independent directors or the board as a whole in any way. Mr. Arkin joined the board in February 2021 and therefore was not the founder nor has he ever been the “living soul” of the Company. Mr. Arkin has no voting agreements with other stockholders or contractual rights in the Company’s founding documents.

2.	Lack of Officership. A person who is an officer of an issuer may also be an affiliate of that issuer. Relevant factual concerns with respect to this issue include the responsibilities of the officer and the extent of his or her power to perform a policy making function for the issuer. In our case, Mr. Arkin is simply not an officer or executive of the Company, neither having nor exerting any executive powers or effective control over management, including decisions regarding hiring or firing of Company personnel or setting the strategic direction of the Company, nor does he perform a policy-making function for the Company as only one voice out of seven on the board.

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

www.herzoglaw.co.il

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3.	Lack of Domination of Shareholder Base. Mr. Arkin currently holds approximately 44.52% of the voting power in the Company and may exercise warrants and options which could increase his voting power to 55.59%, making him the beneficial owner of 55.59% of the Company’s outstanding Common Stock pursuant to the SEC’s calculation methodology. However, Mr. Arkin’s beneficial ownership percentage masks the actual control that he would likely be able to exert in economic terms, were the Company subject to a merger, for example. The reason for this is that a significant portion of Mr. Arkin’s holdings are in warrants, a portion of which may be exercised on a cashless basis if certain conditions are met, and he is far from the only holder of warrants convertible into Common Stock of the Company.[3] Were Mr. Arkin to exercise on a cashless basis that portion of his warrants where he is permitted to do so, his beneficial ownership would drop to 46.35% of the Company’s outstanding Common Stock (based on the current market price). On a fully diluted basis, with all option and warrant holders fully exercising, Mr. Arkin’s beneficial ownership would drop to 38.32%, and if he exercised on a cashless basis that portion of his warrants where he is permitted to do so, to 31.74%, of the Company’s outstanding Common Stock (based on the current market price). In economic terms, Mr. Arkin does not dominate the stockholder base as one would expect from a true parent.

4.	Investor with Long Term View. Mr. Arkin holds a diverse portfolio of investments in private and public companies, both personally and as part of his investment group (see website https://arkinholdings.com/). He is a serial investor looking to grow his investments across a variety of fields with economic interests that are not necessarily identical to or even align with those of the various entities in which he invests, including the Company. To determine investor intent, the length of time that shares have been held should be analyzed together with the business or role of the investor at the time the securities were acquired. With professional investors, such as venture capital firms and investors like Mr. Arkin, a significant portion of their resources are devoted to investing in restricted securities of unseasoned companies, making them by virtue of their business long-term investors. Here, Mr. Arkin began to acquire his shares in the Company in 2020 and has served on the board since 2021. Further, the conduct of the investor after acquisition also has evidentiary value in ascertaining investor intent. The passage of significant time without the occurrence of any action which is inconsistent with a purchase for investment purposes is perhaps the best indication of such stockholder’s investment intent. Since acquisition, Mr. Arkin has expressed no interest in a quick resale of his shares in the Company and indeed has never attempted to resell any such shares, unregistered or otherwise.

5.	Economic interests are unique from those of the Company. Mr. Arkin is a long-term investor in the Company with his own economic interests. There is no indication or supporting evidence that he is seeking to register his shares to pursue any Company goal or interest. Indeed, even once the Registration Statement is declared effective, it seems highly unlikely that he could conduct any level of significant selling in the foreseeable future, even if this was his intention, because of the low trading volume of the Company’s common stock over the last few years. As is market practice for many long-term early-stage investors, Mr. Arkin seeks to register his shares in the Company to obtain the flexibility afforded by a resale registration statement to potentially sell his shares over an extended period of time in the future.

The Staff’s prior interpretive positions support the proposition that affiliate status is not dispositive in determining whether an offering is a valid secondary offering. Here, there are no facts and circumstances indicating that Mr. Arkin is acting as a conduit for or shares an identity of interest with the Company. Absent such indications, the Company does not believe that the affiliate status of Mr. Arkin alone should be indicative of an indirect primary offering on behalf of the Company and respectively requests that the Staff permit this valid secondary offering to proceed.

[3]	The conditions for the cashless exercise of the warrants Mr. Arkin acquired in a March 2023 private placement offering are described in Section 2(d) of the form of warrant in such offering, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1577445/000149315223008011/form8-k.htm.

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

www.herzoglaw.co.il

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In addition, please revise the prospectus as follows:

●	revise the cover page to identify Mr. Arkin as the controlling shareholder and the amount and percentage of his beneficial ownership, identify him as one of the selling stockholders, and disclose the number and percentage of beneficial ownership being offered by the other selling securityholders;

●	revise the cover page to disclose that the offering may result in a change in control;

●	revise the cover page to disclose the warrant exercise price, to clarify, if true, that the warrants are in the money, will be dilutive to current security holders if and when exercised for common stock by the selling security holders, and to clarify that you are registering the underlying common stock for resale;

Response: The Company has revised the cover page in response to the comments above.

●	revise the risk factors to address the risks, beyond those mentioned on page 15 regarding share ownership and voting power, regarding Mr. Arkin’s interest in this offering as a majority shareholder, member of the board of directors, and selling shareholder, including a potential change in control as a result of this offering;

●	highlight the selling security holders potential conflicts of interest related to the offering, including the purchase price paid by the selling security holders, the warrant exercise price and their potential profit, as well as the provision within the March 2023 registration rights agreements granting the selling shareholders the ability to limit participation in the resale offering and thereby the securities sold under this registration statement;

●	provide a risk factor addressing the volatility the offering could cause, and the negative impact sales of shares on this registration statement could have on the public trading price of the common stock, given the significant portion of your public float being registered, including the additional dilution possible if the warrants are exercised; and

Response: The Company has revised the risk factors in response to the comments above.

●	disclose the company’s use of proceeds from the exercise of the warrants.

Response: The Company has revised “The Offering” and “Use of Proceeds” sections in response to the comment above.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at ravitzj@herzoglaw.co.il or telephone at +972-3-692-2020.

Very truly yours,

/s/ Joshua Ravitz
Joshua Ravitz
Herzog, Fox & Neeman

cc	Yehu Ofer, CEO
Einav Brenner, CFO
Guy Ben-Ami, Carter Ledyard & Milburn

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

www.herzoglaw.co.il